Exhibit 99.1

Hudson Announces Approval of Shareholder Written Resolution

East Rutherford, N.J., December 19, 2019 – Hudson (NYSE: HUD) (“Hudson” or “Company”), a travel experience leader with more than 1,000 stores in airports, commuter hubs, landmarks and tourist destinations across North America, today announced the approval of a Shareholder Written Resolution that appoints Mr. Andrés Holzer Neumann as a Class I Director of the Company until the Company’s 2020 annual general meeting or until his office shall otherwise be vacated pursuant to the Company’s bye-laws.

About Hudson
Hudson, a Dufry Company, is a travel experience company turning the world of travel into a world of opportunity by being the Traveler’s Best Friend in more than 1,000 stores in airports, commuter hubs, landmarks, and tourist locations. Our 10,000+ team members care for travelers as friends at our travel convenience, specialty retail, duty free and food and beverage destinations. At the intersection of travel and retail, we partner with landlords and vendors, and take innovative, commercial approaches to deliver exceptional value. To learn more about how we can make your location a travel destination, please visit us at hudsongroup.com.

Investor Contact:	Media Contact:
Edelman	Coyne Public Relations
212.704.8164	973.588.2000
Hudson@edelman.com	hudson@coynepr.com